NORTHERN CANADIAN MINERALS INC.

FOR IMMEDIATE RELEASE

Wednesday, April 19, 2006

Contact:

Investor Relations

(No.2006-04-14)

Phone (604) 684-2181

info@northerncanadian.ca

Northern Canadian Grants Stock Options

Vancouver, British Columbia – April 19, 2006 – Northern Canadian Minerals Inc. (TSX Venture Exchange: NCA; Frankfurt Stock Exchange: N4I) (“Northern Canadian” or the “Company”) is pleased to announce that it has granted 50,000 options exercisable at $0.82 per share to its investor relations consultant, Stirling Investor Relations Inc., of Calgary, Alberta. These options are exercisable until April 18, 2008 and will vest over a 12 month period.

The agreement is subject to the approval of the TSX Venture Exchange and the granting of these options is subject to both regulatory approval and to shareholder approval at the Company’s next Annual General Meeting scheduled for Tuesday, May 30, 2006.

Northern Canadian Minerals Inc. (NCA)

Northern Canadian Minerals is a Canadian public company focused on the acquisition, exploration and development of uranium properties world wide.  The Company’s exploration programs are headed by Keith Laskowski (Vice President-Exploration), a geologist with over 28 years of exploration experience.  Keith Laskowski is the Company’s Qualified Person on its exploration projects.  Northern Canadian is also exploring its flagship property, the CBE Project, located 8 km along trend from the Eagle Point uranium mine on the eastern margin of the Athabasca Basin in Saskatchewan.  The Company has the following uranium properties in its portfolio:  two located on the north side of the Athabasca Basin, three in southwest Nevada, three in Wyoming and one in South Dakota.  The Company is also evaluating additional property acquisition opportunities in North America and overseas.

ON BEHALF OF THE BOARD OF DIRECTORS

“ Praveen K. Varshney ”

Praveen K. Varshney, President

Cathedral Place, Suite 1304–925 West Georgia St.

Vancouver, BC  V6C 3L2  Canada

Phone: (604) 684-2181     Fax: (604) 682-4768

Email: info@northerncanadian.ca   Website: www.northerncanadian.ca